Exhibit 21

Company Name	Domicile
AIMCO Private Fund I Holding, LLC	Delaware
AIMCO Private Fund I, LLC	Delaware
ALIC Reinsurance Company	South Carolina
ALINV Mosaic, LLC	Delaware
Allstate Assignment Company	Nebraska
Allstate Distributors, L.L.C.	Delaware
Allstate Finance Company, LLC	Delaware
Allstate Financial Advisors, LLC	Delaware
Allstate International Assignments, Ltd.	Delaware
Allstate Life Insurance Company of New York	New York
Allstate Settlement Corporation	Nebraska
NBInv AF1, LLC	Delaware
NBInv AF2, LLC	Delaware
NBInv AF3, LLC	Delaware
NBInv AF4, LLC	Delaware
NBInv AF5, LLC	Delaware
NBInv AF6, LLC	Delaware
NBInv AF7, LLC	Delaware
NBInv AF8, LLC	Delaware
NBInv APAF1, LLC[1]	Delaware
NBInv Riverside Cars1, LLC[2]	Delaware
NBInv Riverside Management, LLC[1]	Delaware
Road Bay Investments, LLC	Delaware
West Plaza RE Holdings, LLC	Delaware

2 Jointly owned by Allstate Insurance Company and Allstate Life Insurance Company.